April 9, 2007

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ascendia Brands, Inc.
Form 10-K for Fiscal Year Ended February 28, 2006
Form 10-Q for the Fiscal Quarter Ended May 27, 2006
Form 10-Q for the Fiscal Quarter Ended August 26, 2006
Form 10-Q for the Fiscal Quarter Ended November 25, 2006
File No. 001-32187

Dear Mr. O’Brien:

We are responding to your fax received on February 23, 2007. The following addresses your comments in the order received:

Form 10-K for the year ended February 28, 2006

Comment #1

Note 1 – Description of Business and Reorganization

The Merger, page F-10

We note your response to prior comment 5 which indicates you used the market value of the common stock based on an average per share three days before the effective date of May 20, 2005 ($3.22), rather than using March 16, 2005, which is the date on which terms of the merger were agreed to and announced (five day average of $4.58). Your valuation at the date of acquisition is not consistent with the guidance set forth in SFAS 141 and EITF 99-12. We further note you support your valuation with the subsequent goodwill impairment testing that resulted in an impairment charge in the fourth quarter of 2006, which is also not consistent with the guidance in SFAS 141. Paragraph 22 of SFAS 141 clearly states that the quoted market price for a reasonable period of time before and after the date the terms are agreed to and announced should be considered in determining the fair value of the securities issued. Please revise to record this acquisition pursuant to EITF 99-12 and paragraph 22 of SFAS 141.

Mr. Terrence O’Brien

April 9, 2007

Response to Comment #1

We agree and we will restate the following filings to record the Merger acquisition pursuant to EITF 99-12 and SFAS 141:

Form 10-Q for the Fiscal Quarter Ended May 28, 2005
Form 10-Q for the Fiscal Quarter Ended August 27, 2005
Form 10-Q for the Fiscal Quarter Ended November 26, 2005
Form 10-K for Fiscal Year Ended February 28, 2006
Form 10-Q for the Fiscal Quarter Ended May 27, 2006
Form 10-Q for the Fiscal Quarter Ended August 26, 2006
Form 10-Q for the Fiscal Quarter Ended November 25, 2006

Comment #2

We note your response to our prior comment 7, which states you have classified your amortization related to purchased software as an operating expense rather than in cost of sales. It is inappropriate to reflect amortization for purchased software in operating expense. Please revise to reclassify amortization for purchased software costs to sales.

Response to Comment #2

We agree and we will include this reclassification in the following filings, when amended, in order to correct the original classification of amortization for purchased software of $1.2 million from general and administrative expenses to cost of sales in accordance with SFAS 86 FASB Staff Implementation Guide, Question 17:

Form 10-Q for the Fiscal Quarter Ended August 27, 2005
Form 10-Q for the Fiscal Quarter Ended November 26, 2005
Form 10-K for Fiscal Year Ended February 28, 2006
Form 10-Q for the Fiscal Quarter Ended May 27, 2006
Form 10-Q for the Fiscal Quarter Ended August 26, 2006
Form 10-Q for the Fiscal Quarter Ended November 25, 2006

Mr. Terrence O’Brien

April 9, 2007

Comment #3

Note 2 – Summary of Significant Accounting Policies and Basis of Presentation

Goodwill and Indefinite Lived Intangibles, page F-13

We note your response to our prior comment 8, which indicates the goodwill impairment of your WAD division was primarily a result of differences in valuation techniques between the date of acquisition (market value) and the fourth quarter impairment test. Your response does not discuss any events or circumstances that may have led to this impairment and in fact, specifically states you are not aware of anything that would have led to the impairment charge for the WAD division. Tell us how your goodwill impairment test complied with SFAS 142, specifically addressing how you determined fair value of the WAD reporting unit in accordance with paragraphs 32 and 33 of SFAS 142. Further tell us whether or not the WAD division would have experienced any competition, decrease in sales or forecasted sales, loss of key personnel, or change in management strategies that would have results in this impairment. If so, as previously requested, please disclose any events or circumstances that may have led to this impairment.

Response to Comment #3

We engaged an independent valuation firm to assist with the goodwill impairment test for the WAD division for the fiscal year ended February 28, 2006. The same firm also assisted with the valuation and the allocation of purchase price to the acquired assets and liabilities of the WAD division as of the Merger date. In connection with the impairment analysis, we determined that all appropriate assets and liabilities were allocated to this reporting unit in accordance with paragraphs 32 and 33 of SFAS 142. We determined the carrying value of the WAD division on the basis of specifically identifiable assets and liabilities and given the stand alone nature of the division, we determined that it was not appropriate to allocate any corporate assets or liabilities from the health and beauty care division to WAD. To determine fair value of the WAD division at February 28, 2006, we utilized the income approach and market approach valuation models. The income approach, which yielded an estimated fair value of $23.35 million for the WAD division, used the discounted cash flow method with a discount rate of 25% applied to the forecasted cash flow for the fiscal years 2007 through 2009. This same discount rate was used to determine the residual value at the end of year 3 (i.e. 2009). The 25% discount rate was utilized to reflect the level of risk and uncertainty involved with a reporting unit at this stage (beyond, but not far beyond, development stage). The market approach yielded an estimated fair value of $23.0 million for the WAD division. Based on the results of the above valuation models, we determined the estimated fair value of the WAD division to be $23.0 million as the of February 28, 2006. Since the carrying value of the WAD division was approximately $38.2 million, step 1 of the SFAS 142 test indicated impairment. In step 2, after allocation of $446,000 to estimated fair value of tangible net assets and working capital components, and $8,000,000 to the estimated fair value of purchased software, the residual balance of $14,554,000 was attributed to goodwill. Since the carrying value of goodwill was $30,975,000, we recorded a goodwill impairment charge of $16,421,000 for the year ended February 28, 2006.

Mr. Terrence O’Brien

April 9, 2007

As a result of the restatement with respect to Comment # 1 above, the goodwill impairment charge will be increased by $18,700,756 to $35,121,756 for the year ended February 28, 2006. We have included a copy of the SFAS 142 valuation report prepared by the independent valuation firm as an attachment to this comment letter response.

The major contributing factor requiring us to record this goodwill impairment charge was the result of using the quoted market price of the Company’s common stock to determine fair value of the WAD division under SFAS 141 at the Merger date, compared to utilizing the income and market valuation approaches to determine fair value of the WAD division under SFAS 142. Neither actual sales nor anticipated sales for the WAD division significantly increased or decreased between March 16 and May 20, 2005, or from that date to February 28, 2006. In addition, we did not lose any of our major customers or market momentum, we did not experience any loss of key personnel or change in management strategies that would have contributed materially to an impairment and there were no changes to the competitive environment in which the WAD division operates, nor were there any adverse changes to the legal climate in which the WAD division operates.

Comment #4

Revise the discussion of your critical accounting policies concerning goodwill on page 26 to discuss the facts and circumstances that led to the impairment, as discussed above. Refer to paragraph 47(a) of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification for guidance. Also, discuss the specific critical accounting estimates and assumptions. Discuss how you arrived at the estimate of fair value for the WAD reporting unit, the significant underlying assumptions, and whether they are reasonably likely to change in the future. You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated fair value and carrying value for your reporting unit and the possible impact on the financial statements. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. See Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information and revise to include appropriate disclosure relating to your critical accounting estimates and assumptions.

Response to Comment #4

We will revise the discussion of our critical accounting policies concerning goodwill to discuss the facts and circumstances that led to impairment, as discussed above in response to Comment #3. We propose to add the following information regarding the critical accounting estimates and assumptions:

Mr. Terrence O’Brien

April 9, 2007

Critical Accounting Policies at February 28, 2006

Goodwill

As a result of the Merger on May 20, 2005, the Company recorded goodwill of $49.7 million. Goodwill represents the excess of cost over the fair value of identifiable net assets acquired. SFAS No. 142, Goodwill and Other Intangible Assets, requires goodwill and other intangibles that have indefinite lives to not be amortized but to be reviewed for impairment at least annually or more frequently if impairment indicators arise. In the fiscal quarter ended February 28, 2006, in accordance with SFAS No. 142, the Company tested the carrying value of goodwill for impairment. This led to a goodwill impairment of $35.1 million being recorded in the statement of operations for the fiscal year ended February 28, 2006.

All of the goodwill was assigned to the Wireless Application Division (“WAD”) reporting unit. We determined the carrying value of the WAD division on the basis of specifically identifiable assets and liabilities and given the stand alone nature of the division, we determined that it was not appropriate to allocate any corporate assets or liabilities from the health and beauty care division to WAD. To determine fair value of the WAD division at February 28, 2006, we utilized the income approach and market approach valuation models. The income approach used the discounted cash flow method applied to the division’s forecasted cash flow. A 25% discount rate was determined to be appropriate to reflect the level of risk associated with a reporting unit in the early stage of development and the level of uncertainty with achieving the forecasted sales and cash flows. This produced an indication of value of $23.4 million. The market approach produced an indication of value of $23.0 million. Based on above, we used $23.0 million as the fair value of the reporting unit at February 28, 2006. We used this fair value in arriving at an estimated fair value of goodwill of $14.6 million. We compared this to the existing recorded value of goodwill of $57.7 million and recorded the difference of $35.1 million as an impairment charge in the fourth quarter of fiscal 2006.

The cash flows and the indication of fair value with respect to the market approach were based upon forecasted sales of $2.3 million, $5.5 million and $10.3 million, respectively for the fiscal years 2007 through 2009. The sales forecast was based primarily on the anticipated development of enhanced software technology and WAD’s ability to further develop key partnerships and customer relationships to expand the distribution of its wireless technology software. If WAD does not achieve these sales forecasts the related estimated cash flows will not occur and a further material impairment in goodwill could occur.

Mr. Terrence O’Brien

April 9, 2007

Management has assessed the possible causes for the impairment in goodwill resulting from our analysis under SFAS 142. There were no significant changes in actual or estimated sales for the WAD division during this period, nor did the division lose any of major customers or market momentum. We also did not experience any loss of key personnel or change in management strategies that would have contributed materially to an impairment. Further, there were no changes to the competitive environment in which the WAD division operates, nor were there any adverse changes to the legal climate in which it operates. We have therefore concluded that the primary contributing factor leading to this impairment charge was the use of market price to establish the Merger date value of WAD, compared to the income and market valuation approaches used to calculate impairment under SFAS 142.

Comment #5

Note 7 – Pension and 401 (k) Plans, page F-21

We note your response to our prior comment 10 with regards to your pension plan which was frozen in May 2004. Please revise to discuss the nature and circumstances surrounding your decision to freeze the plan and the accounting impact if any of this decision. Refer to paragraph 17 of SFAS 88 and paragraph 8(m) of SFAS 132R.

Response to Comment #5

The Pension Plan was available only to hourly-paid workers. It was frozen in May 20004 as a result of the re-negotiation of the collective bargaining agreement between Lander Co., Inc. (the then principal operating company in the health and beauty care division) and Local Union No. 293-C International Chemical Workers’ Union, which represents the hourly-paid employees at Lander’s Binghamton, New York manufacturing facility. Effective with the freeze, new hourly-paid employees were not eligible for participation in the Pension Plan. The employees participating in the Plan at the time it was frozen were not impacted by the freeze and continue to participate. There was no accounting impact as a result of the negotiation, as reflected in the actuarial report prepared by an independent firm in accordance with GAAP. This action was not a settlement, curtailment, termination or any other similar action with respect to the Pension Plan. There was no gain or loss related to this action. As a result, the required disclosures required by paragraph 17 of SFAS 88 and paragraph 8(m) of SFAS 132R are not applicable to this action.

Mr. Terrence O’Brien

April 9, 2007

Note 11 – Capital Structure and Net Loss Per Common Share, page F-29

Comment #6

We note your response to prior comment 11 and your analysis that the misstatement related to the preferred stock beneficial conversion feature is not material. Although you believe this misstatement is immaterial, your accounting for the beneficial conversion feature does not comply with GAAP. We assume similar misstatements are included in each of the quarters for fiscal years ending February 28, 2006 and 2007. Please revise to record the beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27.

Response to Comment #6

We will revise prior filings to record the beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27. The amount of the deemed dividend to preferred shareholders was $653,659 for the fiscal year ended February 28, 2006. We will revise prior filings to reflect a deemed dividend to preferred shareholders of $363,149, $172,250 and $117,260, respectively for the fiscal quarters ended August 27, 2005, November 26, 2005 and February 28, 2006. The amount of the deemed dividend to preferred shareholders was $208,000 for the three fiscal quarters ended November 25, 2006. We will revise prior filings to reflect a deemed dividend to preferred shareholders of $204,119 and $3,881, respectively for the fiscal quarters ended May 27, 2006 and November 25, 2006.

Additional Comments:

Comment #7

If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of conclusion.

Response to Comment #7

The Company filed on March 30, 2007 a Current Report on Form 8-K disclosing our intention to re-state the respective filing periods.

Comment #8

We note in your response letter your proposals to reclassify amortization to cost of sales in future filings and to record your preferred stock dividend prospectively. We further note your response regarding your purchase price calculation of the 2005 merger. Please be advised that we expect you to restate your previously issued financial statements to correct these errors, rather than presenting these changes in future filings or correcting these errors prospectively. We remind you that when you file your restated Form 10-K and Form 10-QS, you should appropriately address the following:

Mr. Terrence O’Brien

April 9, 2007

•	An explanatory paragraph is the reissued audit opinion,
•	Full compliance with SFAS 154, paragraphs 25 and 26
•	Fully update all affected portions of the document, including MD&A,
•	Updated Item 9A. Disclosures should include the following:
o	A discussion of the restatement and the facts and circumstances surrounding it,
o	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o	Changes to internal controls over financial reporting,
o	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
▪	Refer to Items 307 and 308(c) of Regulation S-K.
•	Updated reports from management and your independent auditors regarding your internal controls over financial reporting
•	Updated certifications

Response to Comment #8

The Company will re-state all respective filing periods and address the comments listed above when all matters related to the above comments have been resolved.

We trust this responds to your comments and questions in the fax dated February 23, 2007.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John D. Wille

John D. Wille

Executive Vice President and Chief Financial Officer

Ascendia Brands, Inc.

100 American Metro Boulevard – Suite 108

Hamilton, NJ 08619